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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 3 1 2006
152

SEC FILE NUMBER
8- 65521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGEMONT CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FIFTH AVENUE – 7TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF SWEARINGEN 212-867-8935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENJAMIN STERN
(Name – *if individual, state last, first, middle name*)

144 EAST 44TH STREET (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

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THOMSON FINANCIAL

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- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF SWEARINGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGEMONT CAPITAL PARTNERS, L.P., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROLANDA K. BIES
Notary Public, State of New York
No. 01BI6104550
Qualified in Westchester County
Commission Expires January 20, 2008

Signature

PARTNER & FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT
144 East 44th Street, 5th Floor
New York, New York 10017
Phone: 212-867-6555, Fax: 212-867-7447
L.I., NY Tel.: 516-487-3222, Fax: 516-467-4404
E-Mail: bsterncpa@optonline.net

INDEPENDENT AUDITORS' REPORT

To The Partners Of
Edgemont Capital Partners, L. P.

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. (the Company) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Edgemont Capital Partners, L.P. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Benjamin Stern
Certified Public Accountant

New York, New York
February 7, 2006

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$158,300
Accounts Receivable	2,917
Property and Equipment - at Cost, Less Accumulated Depreciation of $21,130	12,169
Prepaid Expenses & Income Taxes	10,813
Other Assets	13,354
TOTAL ASSETS	$197,553

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:	
Accounts Payable and Accrued Expenses	$12,943
Due to Retirement Plans	64,813
Total Liabilities	77,756
COMMITMENTS AND CONTINGENCIES	
PARTNERS' EQUITY	119,797
TOTAL LIABILITIES AND PARTNERS' EQUITY	$197,553

The Accompanying Notes Are An Integral Part Of These Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

Edgemont Capital Partners, L.P. Limited, a Limited Partnership ("the Company"), is registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company was formed in December 2001 under the laws of the State of Delaware. The Company was registered as a broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in January 2003.

The firm advises businesses in the health care industry concerning financing options and opportunities (corporate finance advisory services), business valuation, and concerning M&A and other business combinations. These services are provided in addition to, as well as in conjunction with, its private placement activities. Professional fees, other than placement fees/commissions, are charged for these services, which may or may not lead to the brokering of any securities transaction.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Revenues and related expenses are recorded as transactions occur.

Property and Equipment:

Property and equipment are stated as cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and Equipment is comprised of the following:

Furniture and Fixtures	$10,515
Office Equipment	22,784
	33,299
Less: Accumulated Depreciation	21,130
	$12,169

Income Taxes:

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State income taxes. The Company remains liable for the New York City Unincorporated Business Tax.

Cash and Cash Equivalents:

For the purpose of the Statement of Cash Flows the Company deems cash and cash equivalents to include cash in bank checking and money market accounts and cash in brokerage accounts.

NOTE 2 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule, and as such is exempt from the reporting requirements of such rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC") which requires that the Company maintain a statutory minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The net capital rules require broker-dealers to maintain minimum levels of net capital and may require a NASD member to reduce its business or prohibit an NASD member from expanding its business or making distributions as its net capital approaches certain levels.

At December 31, 2005, the Company had net capital of $80,544 which was $75,358 in excess of its required net capital of $5,186. The Company's percentage of aggregate indebtedness to net capital is 97%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

Leases:

Office Space

The Company rents its office space under an operating lease which expired on December 31, 2005. The company exercised its renewal option which extends the lease through December 31, 2008. Total rent expense was $56,922 for the year ended December 31, 2005. Future minimum annual lease payments are as follows:

Year Ending December 31,	
2006	$55,080
2007	$57,834
2008	$60,726

NOTE 5 – CONCENTRATION:

Cash and cash equivalents includes $158,129 held in a bank checking account and $171 held in a bank money market account at December 31, 2005, $125,000 of which is covered by FDIC insurance.

NOTE 6 – RETIREMENT PLANS:

Profit Sharing Plan

The Company maintains a multiple employer Profit Sharing (including a 401(k) elective deferral) Plan which covers all eligible employees and the individual partners of the Company. The Company will contribute $24,754 for the 2005 Plan year on behalf of these individuals in 2006.

The Retirement Plan expense includes a charge for two years (2005 & 2004) of Profit Sharing Plan contributions as the 2004 contribution was not approved until August of 2005. Therefore, $59,375 for 2004's Profit Sharing Contribution is included in the expense.

The 2005 Retirement Plans expense includes the following:

2004	Profit Sharing Plan Contribution	$ 59,375
2005	Profit Sharing Plan Contribution	24,754
2005	Defined Benefit Plan Contribution	41,059
	Total	$125,188

The total contribution to the Edgemont Capital Profit Sharing multiple employer plan for the 2005 plan year consisted of $42,000 in elective deferrals and $56,960 in profit sharing contributions. The Edgemont Capital Partners, L.P., share of the contributions was $14,000 in elective deferrals and $24,754 in profit sharing contributions.

Defined Benefit Multiple Employer Pension Plan

The Company contributes to a multiple employer defined benefit pension plan that is sponsored by Edgemont Capital Partners, L.P. and two other entities ("Employers") covering all of its employees and Partners as of January 1, 2005. The benefits are based on years of service and an employee's compensation during the last five years of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The data were collected as of December 31, 2005. There were no adjustments to project data forward. The Compensation listed below is the aggregate considered plan compensation from the three sponsoring entities. The maximum compensation from the three entities that can be considered for plan purposes in 2005 is $210,000 per individual.

Participants:	Number of Persons	Compensation (if applicable)
Currently receiving payments	0	N/A
Active with vested benefits	0	N/A
Terminated with deferred vested benefits	0	N/A
Active without vested benefits	3	$552,000
Other (describe)	0	N/A

The net periodic pension cost and the accumulated and projected benefit obligations at the end of the 2005 plan year were determined using the projected unit credit actuarial cost method. The normal retirement benefit is 105% of average monthly compensation for the three highest consecutive years. The total benefit is reduced by 1/25 for each year of service less than 25 years. Service prior to January 1, 2005 is excluded. There were no benefit provisions that were not taken into effect for the year. The Plan has not been amended since its inception. No participants or benefits were excluded from the calculations.

Plan assets were valued at their fair market value. There was no amortization of any transition asset or obligation, of unrecognized prior service cost, or of unrecognized net gain or loss.

There were no substantive commitments for benefits that exceed the benefits defined by the written Plan that are included in the calculations.

There were no insurance or annuity contracts included in the Plan's assets.

The calculations of the fair value of Plan assets, benefit obligations, and net periodic pension cost are based on the following:

Asset information at December 31, 2005	$0
Measurement date	12-31-2005

There were no adjustments to project results calculated at an earlier date.

The following information is provided on the net periodic pension cost for the period ended December 31, 2005:

Net periodic cost (total for multiple employer plan, a portion of which will be funded by the L.P.).	$50,852
The amount included in other comprehensive income for the period from a change in the minimum pension liability recognized in accordance with paragraph 37 of SFAS No. 87.	$0

The measurement of the net periodic pension cost is based on the following assumptions:

Weighted-average discount rate	6%
Weighted-average rate of compensation increase	0%
Weighted-average expected long-term rate of return on plan assets	6%

The above rates were selected based on the average rates used by similar plans. Because this is the Plan's first year, there are no historical rates of return that can be used.

There were no other assumptions used in the measurement of net periodic pension cost.

The following information is provided on benefit obligations and the funded status as of December 31, 2005.

Projected benefit obligation:	$0
Employers' contributions for the multiple employer plan: $1,000 in cash and $80,004 receivable from the multiple employers as of December 31, 2005. The contribution allocated to the L.P. was $41,059.	
Participant contributions:	$0
Benefits paid:	$0
Fair value of plan assets: (total for multiple employer plan, a portion of which will be funded by the L.P.).	$81,004
(Accrued) or prepaid pension cost	$0
The amount of any intangible asset recognized in accordance with paragraph 37 of SFAS No. 87:	$0
The amount of accumulated other comprehensive income recognized in accordance with paragraph 37 of SFAS No. 87:	$0
Accumulated benefit obligation: (Total for multiple employer plan, a portion of which will be funded by the L.P.).	$50,852

The measurement of the benefit obligation is based on the following assumptions:

Weighted-average discount rate:	6%
Weighted-average rate of compensation increase:	0%

There were no other assumptions used in the measurement of benefit obligations.

The only component of the net periodic pension cost for the period was the normal cost under the projected unit credit actuarial cost method. The beginning and ending balances of the projected benefit obligation were both $0. There were no significant non-routine events. The beginning fair value of Plan assets was $0; the ending fair value of Plan assets was $81,004, which includes $1,000 in cash and $80,004 receivable from the multiple employers. There were no significant non-routine events regarding Plan assets. There were no unamortized prior service costs, unrecognized net gain or loss, or unrecognized net transition obligation or asset.

The following information is provided on expected cash flows:

> Minimum aggregate funding requirement for the next fiscal year is expected to be $50,852 for the entire multiple employer plan under the projected unit credit actuarial cost method. The L.P. share of this funding is expected to be $25,776. The minimum aggregate funding requirement for the next fiscal year is expected to be $81,004 for the multiple employer plan under the aggregate actuarial cost method used for plan funding. The L.P. share of this funding is expected to be $41,059.
>
> There are no expected benefit payments for each of the next five fiscal years and in the aggregate for the next five years.

The measurement date is not different from December 31, 2005.

There were no significant transactions between the Employers or related parties and the Plan during the 2005 Plan year.

There were no plan amendments or other significant non-routine events that occurred during the 2005 Plan year.

As of December 31, 2005, prior to the employers' contribution, the total funds invested were $1,000 in a brokerage money market account. All the preceding information was determined in accordance with SFAS No. 87, SFAS No. 88, and SFAS No. 132(R), including the FASB's Guides to Implementation of Statements 87 and 88 and the American Academy of Actuaries' "An Actuary's Guide to Compliance with Statement of Financial Accounting Standards No. 87".